

December 3, 2012

Via E-mail
Edward Spink
Chief Executive Officer
TurboSonic Technologies, Inc.
550 Parkside Drive, Suite A-14
Waterloo, Ontario, Canada N2L 5V4

> **Re: TurboSonic Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 7, 2012**
> **File No. 000-21832**

Dear Mr. Spink:

We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Upon consummation of the contemplated merger, we note that your common stock will be deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that certain members of the company's management will have interests in the surviving corporation. In this regard, we note your disclosure on page 23 that your executive officers will be the initial officers of the surviving corporation. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

2. Please revise your preliminary proxy statement to include the proposal and the information required by Exchange Act Rule 14a-21(c) and Item 24 of Schedule 14A. In this regard, we note your disclosure on page 24 that it is your practice to provide severance and that all outstanding options immediately became vested and exercisable on the date of the merger agreement. We further note that Section 3.14(j) of the merger agreement refers to amounts payable to your executives as a result of the merger.

Opinion of Houlihan Capital, LLC, Financial Advisor to Turbosonic . . . , page 15

3. Please revise your preliminary proxy statement to disclose the company's internal financial projections and forecasts that Houlihan Capital, LLC reviewed in connection with rendering its October 10, 2012 opinion.

Effects of the Merger, page 23

4. On page 23, you state that your executive officers will be the initial officers of the surviving corporation. However, you state on pages ii, 23, and 24 that there is no agreement between or among your executive officers and MEGTEC regarding employment following the merger. Please clarify the nature of your executive officers' employment with the surviving corporation.

Additional Information, page 60

5. In the last paragraph on page 60, you state, "The SEC allows Turbosonic to 'incorporate by reference' information into this proxy statement." Please remove this statement as you do not appear eligible to incorporate information by reference into the proxy statement. In this regard, you do not appear to meet the requirements of Form S-3, as contemplated by Schedule 14A. Therefore, all required information must be included in the proxy statement.

Annex C, page C-1

6. We note the last clause in the second paragraph of the financial advisor's opinion. Please have the financial advisor remove this statement as it is inappropriate for the financial advisor to disclaim responsibility for statements made in the document relating to the fairness opinion.

7. We note the financial advisor's statement that the opinion is furnished solely for the benefit of the special committee and may not be relied upon by any other person without the financial advisor's express, prior written consent. Please have the financial advisor remove this statement as such limitation on reliance by shareholders in the fairness opinion is inconsistent with the disclosures relating to the opinion.

Proxy Card

8. When filing a revised preliminary proxy statement, please mark the proxy card as "preliminary." You may then remove such designation when you file the proxy statement in definitive form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joseph Schmitt, SNR Denton (*via e-mail*)